UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 22, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN TO BEGIN PHASE 1 STUDY IN 3Q2015 AND READYING FOR PHASE 3 STUDY START BY 1Q2016

Biohaven to Initiate Pharmacokinetic and Biomarker Study with Lead Drug Development Candidate in 3Q2015

Toronto, Ontario, April 22, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that Biohaven Pharmaceutical Holding Company Limited (Biohaven), which Portage holds 54% equity, remains on schedule to initiate a Phase 1 pharmacokinetic and biomarker study with its lead drug development candidate, BHV-0223.  Biohaven plans to initiate the trial no later than 3Q2015. After confirming projected drug exposure levels in the Phase 1 study, Biohaven will move directly into a Phase 3 registrational trial in affective disorders.

BHV-0223 is a glutamate modulating agent being developed using Section 505(b)(2) of FDA guidelines. Section 505(b)(2) permits approval of new drug applications based, in part, upon prior findings of safety and/or effectiveness from a previously approved drug product. Biohaven has entered into an exclusive world-wide agreement with Catalent to provide its Zydis® ODT fast-dissolve formulation for BHV-0223.

 “The necessary work streams to begin our first Phase 1 trial with BHV-0223 are well underway and remain on target for a study start in 3Q2015. Without any unforeseen delays, we anticipate a robust completion of the Phase 1 study that will then enable a fully powered registrational Phase 3 study to begin in early in 2016 with results available at the end of 2016 or first part of 2017”, stated Kimberly Gentile, Vice-President of Operations for Biohaven.

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage management is looking to in license additional products to add to its portfolio.

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. PPL has recently completed a collaborative research study that showed one of its proprietary human-derived CPP sequences and a cargo (PPL-003) reduces inflammation in brain tissue through inhibition of NFkB signalling even if administered when the blood brain barrier is closed.   PPL is continuing its uveitis program working toward an IND submission in 2017.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.